SANGOMA TECHNOLOGIES CORPORATION ANNUAL AND SPECIAL MEETING TUESDAY, DECEMBER 16, 2025 AT 11:00 A.M. EST FOR HOLDERS AS OF NOVEMBER 11, 2025 80100R408 DECEMBER 12, 2025 1 E * ISSUER CONFIRMATION COPY - INFO ONLY * _______________ FOR WITHHOLD 1 01-Allan Brett 0 0 _______________ 02-Al Guarino 0 0 _______________ 03-Marc Lederman 0 0 _______________ 04-Giovanna Moretti 0 0 _______________ 05-Charles Salameh 0 0 _______________ 06-April Walker 0 0 _______________ _______________ FOR WITHHOLD 07-N. A. Worthington, III 0 0 _______________ Charles Salameh 2 To appoint KPMG LLP, Chartered Accountants, as auditors of the RECOMMENDATION: FOR Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration. 3 To consider and, if deemed appropriate, to approve the RECOMMENDATION: FOR Corporation's amended and restated omnibus equity incentive plan, as more particularly described in the Management Information Circular. 1 OF 1 1 0 0 0 0 FOR WITHHOLD FOR AGAINST P40308- 10101010101010101010101010101010 11010111111010011001001001001001 11101011001010001100001010100000 11101001101000011100100011000111 1011000111100100100010001101110 10011001100001011010010000100101 10010000100100001010110010011110 10011101000100111001101100101111 11100010010000101001111100110100 1110110001001001101111000001111 11001001000010101101000111010010 11100001001001011011011001000101 10100100001001001001111101110000 10000100100101011111001110011111 1010000010110110110001011111100 11111111111111111111111111111111 10101010101010101010101010101010 11010010011000011000100000010101 11100010011100101100010101011000 1100100011001011100100111101101 10001011000111001001111100011110 10100011001101111001010010101101 10101100001000101100000110010110 10000100010011011001110010101111 1001000011101000100010000110111 10010010101110111110111000111101 11000011110001001110011000100000 11001001110110111101000100011011 10000111011110101111111100010010 1010010100011101110000000101000 11001100001110001000100000001100 11111111111111111111111111111111

SANGOMA TECHNOLOGIES CORPORATION ANNUAL AND SPECIAL MEETING TUESDAY, DECEMBER 16, 2025 AT 11:00 A.M. EST DECEMBER 12, 2025 1 E 1 O F 1 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 to be held at https://meetings.lumiconnect.com/ 400-545-681-463 Meeting ID: 400-545-681-463 SANGOMA TECHNOLOGIES CORPORATION 100 RENFREW DRIVE, MARKHAM, ON L3R 9R6 CANADA 10101010101010101010 11010111110010000111 11101011000110010100 11101001010000001111 10110000001001000100 10100100100001101001 11110000100101011100 101100100001000111 11100010010010110010 11101000000000101011 11111001011011111110 11100001101110010101 11100100101001010110 10000000011101110001 10010011101000010000 100001011100001001 10111110001001100000 11001010010101100101 10001100100010001010 11111111111111111111 P 4 0 3 0 8 - 1 0 0 1 0 0 0 1 0 0 0 1 1 1 1 0 0 1 0 0 0 1 0 0 0 1 1 1